Exhibit 12.1

Whirlpool Corporation

			Period
	Q1 2011	FY 2010	FY 2009	FY 2008	FY 2007	FY 2006

Earnings
Earnings before income taxes and other items	$155	$586	$294	$246	$804	$619
Portion of rents representative of the interest factor	14	54	52	51	46	38
Interest on indebtedness	54	225	219	203	203	202
Amortization of debt financing fees	3	14	9	2	1	1

	$226	$879	$574	$502	$1,054	$860

Fixed charges
Portion of rents representative of the interest factor	$14	$54	$52	$51	$46	$38
Interest on indebtedness	54	225	219	203	203	202
Amortization of debt financing fees	3	14	9	2	1	1

	$71	$293	$280	$256	$250	$241

Ratio of earnings to fixed charges	3.2	3.0	2.0	2.0	4.2	3.6